SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                          Commission File No. 000-28499

                Form 10-KSB for Period Ended: July 31, 2000

PART - I - Registrant Information

                         JAGGED EDGE MOUNTAIN GEAR, INC.
                      ------------------------------------
             (Exact name of registrant as specified in its charter)

                               CIK No. 0001097867

                     52 Pilot Knob Lane, Telluride, CO 81435
              ----------------------------------------------------
               (Address of principal executive offices) (Zip Code)

PART II - Rules 12-b25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

         State below, in reasonable detail, the reasons why Form 10-K and form 10-KSB, 20-F, 1-K, 10-Q, and Form N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The fiscal year end July 31, 2000 annual audit of Jagged Edge Mountain Gear, Inc. is not yet completed and cannot be completed by the required filing date of November 14, 2000 without unreasonable cost and effort due to the following:

     a. The Company has recently hired a new Chief Financial Officer who has been working diligently to reestablish the integrity of, and bring the current financial system and reporting up to a timely and accurate level. in accordance with GAAP. This after a 100% turnover in the accounting department earlier this year.

     b. The Company has changed auditors during the last fiscal quarter, thus additional time and effort was required by the new firm to plan and perform the FY2000 audit.


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Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification:

            Margaret Quenemoen, President    970 728-0175
            Craig K. Carr, CFO    970 728-0175

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                  Yes

         (3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be effected by the earnings statements to be included in the subject report or portion thereof?

     a. The registrant anticipates that it's net loss for fiscal 2000 will be approximately $1,000,000 (based upon total FY2000 sales of $2,740,000) as compared to the fiscal 1999 net loss of $503,200 (based upon total FY1999 sales of $2,206,384).

     b. The principal reasons for the FY2000 net loss increase of approximately $500,000 are the following - (1) A decreased overall gross profit percentage from 36% to 31% 29%, which resulted in estimated additional cost of sales dollars of $187,000 based on 7% of total FY2000 annual sales. This was due primarily to off-season wholesale sales of older inventory at cost in order to generate additional operating funds. (2) An increase in selling costs of approximately $200,000 due to Company efforts to increase wholesale distribution via national sales efforts including additional salaries and increased advertising and promotional costs. (3) Non-cash reserves recorded for inventory obsolescence and bad debt.

     Jagged Edge Mountain Gear, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

         Dated: November 3, 2000           Jagged Edge Mountain Gear, Inc.


                                           /s/ Margaret Quenemoen
                                           -------------------------------------
                                           Margaret Quenemoen, President